As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 1-9044

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

DUKE 401(k) PLAN

Independent Auditors’ Report

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Indianapolis, Indiana
May 23, 2003

DUKE 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets held by Trustee:
Investments, at fair value:
Money market funds	$1,847,720	1,959,802
Collective trust	3,252,149	3,396,903
Mutual funds	14,182,572	13,231,050
Common stock	17,243,200	15,514,492
Loans to participants	686,235	694,186

Contributions receivable:
Participant	83,738	182,307
Employer	101,072	82,701
Net assets available for plan benefits	$37,396,686	35,061,441

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets:
Contributions:
Participants’ salary deferral	$3,635,820	3,848,580
Employer matching of salary deferral	1,496,308	1,468,548
Employer discretionary contribution	226,147	1,030,476
Participants’ rollover	271,210	465,739
	5,629,485	6,813,343
Investment income:
Net depreciation in fair value of investments	(2,820,671)	(3,410,550)
Interest and dividends	1,476,199	1,418,964
	(1,344,472)	(1,991,586)
Total additions	4,285,013	4,821,757

Deductions from net assets:
Benefits paid to participants	1,948,268	3,094,250
Administrative fees	1,500	1,550
Total deductions	1,949,768	3,095,800
Net increase	2,335,245	1,725,957

Net assets available for plan benefits:
Beginning of year	35,061,441	33,335,484
End of year	$37,396,686	35,061,441

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Description of Plan

The following description of the Duke 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                                 General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 21 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                                 Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers eleven mutual funds, a collective trust, Duke common stock, a money market fund, and a self-directed fund, which allows participants to direct their contributions into an investment of their choice. The Employer matches participant contributions annually up to 3% of total compensation. The Employer matching contribution is limited to a participant’s first $200,000 of compensation, and the contribution is invested in the common stock of the Employer.  Effective in 2002, participants are able to move all employer contributions to an investment option of their choice.  The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer.

(c)                                  Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                                 Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service.

(e)                                  Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump-sum payment within 90 days of written request.

(f)                                    Forfeitures

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2002 and 2001, Employer contributions were reduced by $138,000 and $290,000, respectively, from forfeited non-vested accounts. As of December 31, 2002, there is $4,924 of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                                 Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)                                  Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The money market funds and collective trust investments are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, which approximates fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

(d)                                 Administrative Expenses

Trustee fees and other expenses, except fees charged for participants who have a self-direct brokerage account, are paid directly by the Employer.

(e)                                  Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 20, 2001 related to the amendments adopted by the Plan effective prior to the date thereof.  The Plan has been amended subsequent to this date, however, the Employer believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from income taxes.

(3)                                 Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                                 Investments

The following table represents the fair value of individual investments, which exceed five percent of the Plan’s net assets available for plan benefits as of December 31:

	2002	2001
Putnam S & P 500	$3,252,149	3,396,903
Ariel Appreciation Fund	2,984,899	N/A
George Putnam Fund of Boston	3,180,390	3,555,874
Putnam International Growth Fund	2,021,026	2,014,591
Duke Realty Corporation Common Stock – Participant Directed	16,618,150	2,197,526
Duke Realty Corporation Common Stock – Non-Participant Directed	N/A	12,517,001
Putnam Money Market Fund	N/A	1,774,629

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Collective trusts	$(851,087)	(372,393)
Common stock	397,032	(195,123)
Mutual funds	(2,366,616)	(2,843,034)
	$(2,820,671)	(3,410,550)

(5)                                 Non-participant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non-participant directed investments to participant directed investments. As such, there ceased to be non-participant directed investments as of March 1, 2002.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2002	2001
Net assets:
Common stock	$—	12,517,001
Contributions receivable	—	82,701
	$—	12,599,702

	Year ended December 31,
	2002	2001
Changes in net assets:
Contributions	$330,054	2,509,789
Dividends	234,967	883,936
Net appreciation (depreciation)	(274,059)	(65,857)
Loan repayments	656	5,084
Benefits paid to participants	(94,523)	(1,192,210)
Administrative fees	(333)	(1,049)
Transfers (to) from participant-directed investments	(12,796,464)	(31,302)
	$(12,599,702)	2,108,391

(6)                                 Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s contributed account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(7)                                 Benefits Payable

At December 31, 2002 and 2001, benefits payable to participants amounted to $129,325 and $114,579, respectively.

(8)                                 Party-in-interest Transactions

The following investment funds are sponsored by Putnam Investments, the Trustee:  SDB Money Market, Putnam Money Market, Putnam S&P 500, The George Putnam Fund of Boston, Growth and Income, Asset Allocation – Growth Portfolio, Balanced Portfolio, and Conservative Portfolio, International Growth, and U.S. Government Income Trust. In addition, investments are made in the common stock of the Employer. Therefore, these transactions are considered to be party-in-interest transactions.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Party-in- interest	Identity	Description of investment	Current value

	Money market funds:
*	SDB	SDB Money Market Fund	$181,891
*	Putnam	Putnam Money Market Fund	1,665,829

			$1,847,720

	Collective trust:
*	Putnam	Putnam S & P 500	$3,252,149

	Mutual funds:
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	$506,501
	American	Growth Fund of America	1,380,503
	Ariel	Ariel Appreciation Fund	2,984,899
	Calamos	Calamos Growth Fund	8,005
*	Putnam	The George Putnam Fund of Boston	3,180,390
*	Putnam	The Putnam Fund for Growth and Income	1,485,128
*	Putnam	Putnam Asset Allocation - Growth Portfolio	411,717
*	Putnam	Putnam Asset Allocation - Balanced Portfolio	670,726
*	Putnam	Putnam Asset Allocation - Conservative Portfolio	336,892
*	Putnam	Putnam International Growth Fund	2,021,026
*	Putnam	Putnam U.S. Government Income Trust	1,141,953

			$14,127,740

	Common stock:
*	Duke Realty Corporation	Common stock	$16,618,150

	Participant Directed Brokerage Account		$679,882

	Loans to participants:
*	N/A	Participant loans at interest rates ranging from 6% to 10.5%	$686,235

See accompanying independent auditors’ report.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date:	June 27, 2003	/s/ Denise K. Dank
Denise K. Dank
Chairman, Associate Benefits Committee

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Duke 401(k) Plan (the “Plan”) on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Denise K. Dank, Vice President of Human Resources and Chairman of Associate Benefits Committee, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Denise K. Dank
Denise K. Dank
Vice President of Human Resources
Chairman of Associate Benefits Committee
June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Matthew A. Cohoat, Senior Vice President and Corporate Controller and will be retained by Mr. Cohoat and furnished to the Securities and Exchange Commission upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Duke 401(k) Plan (the “Plan”) on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Matthew A. Cohoat, Senior Vice President and Corporate Controller, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Matthew A. Cohoat
Matthew A. Cohoat
Senior Vice President and
Corporate Controller
June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Matthew A. Cohoat, Senior Vice President and Corporate Controller and will be retained Mr. Cohoat and furnished to the Securities and Exchange Commission upon request.